Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Form S-8 Registration Statements Nos. 333-29157, 333-102383, 333-61640, 333-108032, and 333-143946 of Bank of Granite Corporation of our reports dated March 17, 2008 with respect to the consolidated balance sheets of Bank of Granite Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Bank of Granite Corporation.
Our report, dated March 17, 2008, on the effectiveness of internal control over financial reporting as of December 31, 2007, expresses our opinion that Bank of Granite Corporation did not maintain effective internal control over financial reporting as of December 31, 2007, because of the effect of material weaknesses on the achievement of objectives of the control criteria and contains an explanatory paragraph that outlines material weaknesses in Bank of Granite Corporation’ s (I) design and enforcement of policies for lending authorities (including renewals and extensions), (II) monitoring controls to determine loan advances were properly authorized, (III) monitoring controls used to identify problem loans and quantify the risk in problem loans, (IV) lending practices and monitoring weaknesses that contributed to the characterization of the status of certain loans as performing, when they were not, and (V) failed to evaluate adequately the status of a portfolio of asset-based lending loans.

/s/ Dixon Hughes PLLC
Charlotte, North Carolina
March 17, 2008